Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the 2025 ESMO Asia Congress and the 2025 ASH Annual Meeting

Hong Kong, Shanghai & Florham Park, NJ — Thursday, November 27, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the European Society for Medical Oncology (“ESMO”) Asia Congress 2025, taking place on December 5-7, 2025 in Singapore, and the American Society of Hematology (“ASH”) Annual Meeting taking place on December 6-9, 2025 in Orlando, USA.

Results from a first-in-human study of the anti-CD47 monoclonal antibody HMPL-A83 in advanced solid tumors, as well as from the phase II part of the FRUSICA-2 registration study of the fruquintinib and sintilimab combination as a second-line treatment for locally advanced or metastatic renal cell carcinoma, will be presented at the ESMO Asia Congress 2025. Results from the phase II part of the phase II/III study of surufatinib in combination with camrelizumab and chemotherapy as a first-line treatment for metastatic pancreatic cancer will also be reported. Details of the presentations are as follows:

Abstract title	Presenter/Lead author	Presentation details
ESMO Asia Congress 2025 - SPONSORED STUDIES
A first-in-human (FIH), dose escalation study of HMPL-A83 (A83), an anti-CD47 monoclonal antibody (mAb) in patients (pts) with advanced solid tumors	Ye Guo (Shanghai, China)	162MO | Mini Oral session: Developmental therapeutics and precision medicine Sunday, December 7, 2025 11:40 - 11:45 SGT Hall 407
Fruquintinib monotherapy as second-line (2L) treatment in locally advanced or metastatic renal cell carcinoma (RCC): results from phase 2 part of FRUSICA-2	Shanshan Wang (Shanghai, China)	540O | Proffered Paper session: Genitourinary tumours Friday, December 5, 2025 14:55 - 15:05 SGT Hall 402

Surufatinib (S) in combination with camrelizumab (C), nab-paclitaxel and gemcitabine (AG) as the first-line treatment in metastatic pancreatic cancer: results from phase 2 part of a randomized, open-label, active-controlled, phase 2/3 study

	Shukui Qin (Nanjing, China)	375P | Poster Display: Gastrointestinal tumours, non-colorectal

Osimertinib (osi) + savolitinib (savo) in EGFR-mutated (EGFRm) advanced non-small cell lung cancer (NSCLC) with MET overexpression and/or amplification (OverExp/Amp) following progressive disease (PD) on osi: SAVANNAH Asian subset

	Se-Hoon Lee (Seoul, Korea)	982P | Poster Display: Thoracic tumours, metastatic

Patient-relevant Outcomes (PROs) from SACHI: a Phase 3 Trial of Savolitinib (Savo) plus Osimertinib (Osi) versus Chemotherapy (Chemo) in EGFR-mutant (EGFRm) and MET-amplified (METamp) Advanced NSCLC after Progression on EGFR-TKIs

	Yongfeng Yu (Shanghai, China)	984P | Poster Display: Thoracic tumours, metastatic
Analysis of MET Amplification (METamp) with FISH and NGS Method in SACHI Trial	Longhua Sun (Nanchang, China)	988P | Poster Display: Thoracic tumours, metastatic
Progression pattern in patients (pts) with EGFR-mutant (EGFRm), MET-amplified (METamp) advanced NSCLC treated with savolitinib (savo) plus osimertinib (osi)	Haiyan Yang (Changsha, China)	1002P | Poster Display: Thoracic tumours, metastatic

MET testing and treatment (tx) sequencing after progression of disease (PD) on first-line (1L) osimertinib (osi) in patients (pts) with EGFRm advanced NSCLC and acquired MET overexpression and/or amplification (OverExp/Amp): Final analysis of a global real-world (rw) study

	Julia Rotow (Boston, US)	1005P | Poster Display: Thoracic tumours, metastatic

Abstract title	Presenter/Lead author	Presentation details
ESMO Asia Congress 2025 - INVESTIGATOR-INITIATED STUDIES
Fruquintinib Combined with TAS-102 with or without SBRT as Third- or Later-Line Treatment in Metastatic Colorectal Cancer: Preliminary Results from a Prospective Phase II Trial	Chen Zhang/ Yi Wang (Ningbo, China)	205P | Poster Display: Gastrointestinal tumours, colorectal
Efficacy and safety of fruquintinib combined with PD-1 inhibitor and chidamide in MSS mCRC: a comparison with real-world bevacizumab plus anti-pd-1 and chidamide arm	Guanghai Dai/ Miaomiao Gou (Beijing, China)	245eP | Poster Display: Gastrointestinal tumours, colorectal
The Efficacy and Safety of Fruquintinib (F) Plus FOLFIRI as Second-line (2L) Treatment in Bevacizumab (Bev)-pretreated RAS-mutated (RAS-m) Metastatic Colorectal Cancer (mCRC)	Zhenyang Liu/ Xiaolin Yang (Changsha, China)	250eP | Poster Display: Gastrointestinal tumours, colorectal
Real-world Observational Study of Fruquintinib in Combination with Irinotecan and Capecitabine as Second-line Treatment in Patients with Advanced Colorectal Cancer	Xiujuan Qu/ Lin Xu (Shenyang, China)	255eP | Poster Display: Gastrointestinal tumours, colorectal
Matching-Adjusted Indirect Comparison of Surufatinib versus High-Dose Octreotide LAR in Advanced Extrapancreatic Neuroendocrine Tumors	Jianming Xu (Beijing, China)	214P | Poster Display: Gastrointestinal tumours, colorectal

Efficacy and safety of surufatinib in combination with CAPTEM as conversion therapy in patients with unresectable pancreatic neuroendocrine tumors (pNETs): Data updates from a prospective, open-label study

	Xubao Liu/ Ziyao Wang (Chengdu, China)	400P | Poster Display: Gastrointestinal tumours, non-colorectal

Final analysis of long-term results of sovleplenib’s ESLIM-01 China Phase III study in in adult patients with chronic primary immune thrombocytopenia will be presented at the 2025 ASH Annual Meeting. Details of the presentation is as follows:

Abstract title	Presenter/Lead author	Presentation details
2025 ASH Annual Meeting - SPONSORED STUDIES
Phase 3 ESLIM-01 study: Final analysis of efficacy and safety of long-term treatment with sovleplenib in adults with chronic primary immune thrombocytopenia	Renchi Yang (Tianjin, China)	843 | Oral Abstract Session Monday, December 8, 2025 15:15 - 15:30 EST Room OCCC - W304EFGH

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3. Fruquintinib is co-developed and co-commercialized in China by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. Takeda holds the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside mainland China, Hong Kong and Macau, marketing it under the brand name FRUZAQLA®.

About HMPL-A83

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. HUTCHMED currently retains all rights to HMPL-A83 worldwide.

About Savolitinib

Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression. Savolitinib is being jointly developed by AstraZeneca and HUTCHMED, and commercialized by AstraZeneca under the brand name ORPATHYS®.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFRs and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About Sovleplenib

Sovleplenib is a novel, investigational, selective small molecule inhibitor for oral administration targeting the spleen tyrosine kinase, also known as Syk. Syk is a major component in B-cell receptor and Fc receptor signaling and is an established target for the treatment of multiple subtypes of B-cell lymphomas and autoimmune disorders. HUTCHMED currently retains all rights to sovleplenib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, HMPL-A83, surufatinib, savolitinib and sovleplenib, the further clinical development for fruquintinib, HMPL-A83, surufatinib, savolitinib and sovleplenib, its expectations as to whether any studies on fruquintinib, HMPL-A83, surufatinib, savolitinib and sovleplenib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, HMPL-A83, surufatinib, savolitinib and sovleplenib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, HMPL-A83, surufatinib, savolitinib and sovleplenib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products such as camrelizumab and osimertinib as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7421 898 348 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000